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                             December 29, 2020

       Christopher Bradley
       Chief Financial Officer
       Tastemaker Acquisition Corp.
       650 Fifth Avenue, 10th Floor
       New York, NY 10019

                                                        Re: Tastemaker
Acquisition Corp.
                                                            Amendment to Form
S-1
                                                            Filed December 16,
2020

       Dear Mr. Bradley:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment to Form S-1 filed December 16, 2020

       Manner of Conducting Redemptions, page 30

   1. In your disclosure on page 32 and elsewhere in the prospectus where you discuss the percentage of public
shares that are needed to approve an initial business combination, please address whether
the anchor investor's interest in the founder shares may provide an incentive for it to
vote in favor of an initial business combination, and disclose the percentage of public
shares that would be required for approval if the anchor investor purchases all units in
which it has expressed an interest and votes them in favor of a business combination.
Please also file a copy of the agreement between the sponsor and anchor investor as an
exhibit to the registration statement.
       General

   2. We note the exclusive forum provision in the Form of Warrant Agreement (Exhibit 4.4).
 Christopher Bradley
Tastemaker Acquisition Corp.
December 29, 2020
Page 2
         Please include a prospectus discussion of this provision including the consideration of a
         Risk Factor.
3. Please include a bullet point summary of your principal risks in the forepart of the prospectus, as required by Item 105(b) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameChristopher Bradley                          Sincerely,
Comapany NameTastemaker Acquisition Corp.
                                                               Division of
Corporation Finance
December 29, 2020 Page 2                                       Office of Real
Estate & Construction
FirstName LastName